RECLAMATION CONSULTING AND APPLICATIONS, INC.
                      23832 ROCKFIELD BOULEVARD, SUITE 275
                          LAKE FOREST, CALIFORNIA 92630

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NOVEMBER 23, 2005

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

     Attn:     Pamela A. Long, Assistant Director
               Division of Corporation Finance

               Tamara Brightwell, Esq.

     Re:       Reclamation Consulting and Applications, Inc.
               Preliminary Proxy Statement on Schedule 14A
               File No. 000-29881
               Preliminary Proxy Statement filed July 22, 2005

Ladies and Gentlemen:

     The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated November 2, 2005 (the "Comment Letter") relating to the Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement") of Reclamation Consulting and Applications, Inc. (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

     We are filing herewith Amendment No. 2 to the Company's Proxy Statement.

                          PRE 14A FILED OCTOBER 21,2005
                          -----------------------------

Proposal 2, page 7
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1.   Given  that  you  are  proposing  to  increase  the  number  of  authorized shares of common stock, some of which will be used to satisfy your obligations under the Securities Purchase Agreement, you should include the disclosure required by item 11 of Schedule 14A as to the secured convertible notes. See Note A of Schedule l4A. In this regard, we note your disclosure on pages eight and nine. Please confirm that you have provided all the information with respect to the convertible notes required by Item 11(b) of Schedule 14A, particularly with regard to Item 202 of Regulation S-B, or revise to include such information.



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Securities and Exchange Commission
November 23, 2005
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     Additionally, Item 11(e) requires that you furnish the information required by Item 13(a) of Schedule 14A, including fmancial statements. Please revise. If you believe that you may incorporate this information by reference pursuant to Item 13(b), please revise the section "Annual Report on Form 10-KSB" on page 20 accordingly.

     Response
     --------

     We have revised our disclosure to incorporate by reference our Annual Report on Form 10-KSB for the fiscal year ended June 30, 2005 and our Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005. In addition, we hereby confirm that we have provided all information required by Item 11 of Schedule 14A.

2. We note your response to prior comment three. On page nine, please clarify that some of the convertible notes and corresponding warrants have already been sold. State the estimated number of common shares that are issuable upon conversion of the notes and the exercise of the warrants that have already been sold. In addition, revise the language regarding your obligation to sell convertible notes and wariants "in the near future" to clarify, if true, that you have an obligation to sell convertible notes and warrants to the investors under the securities purchase agreement five days after the registration statement is declared effective. State the estimated number of common shares that will be issuable under the convertible notes and warrants sold after the registration statement is declared effective.

     Response
     --------

     We have revised our disclosure to state:

     "As of November 23, 2005, we had $1,300,000 in secured convertible notes outstanding issued pursant to the Securities Purchase Agreement dated June 23, 2005 that may be converted into an estimated 33,911,570 shares of common stock at current market prices and outstanding warrants to purchase 5,200,000 shares of common stock issued pursant to the Securities Purchase Agreement dated June 23, 2005. Additionally, we have an obligation pursuant to the Securities Purchase Agreement dated June 23, 2005, to sell $700,000 in secured convertible notes within two days of this regisration statement being declared effective that may be converted into an estimated 18,260,076 shares of common stock at current market prices and issue warrants to purchase 2,800,000 shares of common stock in the near future."

3. We note the statement that secured convertible notes outstanding may be converted into an estimated 37,142,858 shares of common stock and that you have an obligation to sell secured convertible notes that may be converted into an estimated 20,000,000 shares of common stock. Please clarify whether the



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Securities and Exchange Commission
November 23, 2005
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     37,142,858 shares underlying  secured  convertible notes include the shares underlying the notes issued pursuant to the securities purchase agreement. Clarify whether the estimated 20,000,000 additional shares to be issued underlie the secured convertible notes to be sold after the registration statement is declared effective. In this regard, see comment two above.

     Response
     --------

     We have revised our disclosure to indicate that the secured convertible notes that are convertible into 33,911,570 (formerly 37,142,858) shares of common stock were issued pursuant to the securities purchase agreement dated June 23, 2005. Furthermore, we have clarified our disclosure to indicate that the we have an obligation pursuant to the Securities Purchase Agreement dated June 23, 2005, to sell $700,000 in secured convertible notes within two days of the resale regisration statement being declared effective that may be converted into an estimated 18,260,076 (formerly 20,000,000) shares of common stock at current market prices.

     We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

                                   Very  truly  yours,

                                   /s/  GORDON  DAVIES
                                   -------------------
                                   Gordon Davies
                                   President